FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica- Closing of Hybrid Securities	2

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

RELEVANT INFORMATION

Further to the communication made on 17 September 2019, it is hereby announced that on the date hereof the EUR 500,000,000 Undated 8 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities of TELEFONICA EUROPE B.V., with the subordinated guarantee of Telefónica, S.A., have been issued and paid-up.

Madrid, 24 September 2019.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful - including but not limited to the United States, its territories and possessions (the "United States"), Australia, Canada or Japan-.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 ("Securities Act"), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

Gran Vía, 28 - 9ª Planta - 28013 Madrid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	September 24, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid